August 23, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of HSBC HOLDINGS PLC, under the Exchange Act of 1934:

- 5.210% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028

- 5.402% Fixed Rate/Floating Rate Senior Unsecured Notes due 2033

Sincerely,

